Filed Pursuant to Rule 433

Dated November 19, 2012

Registration Statement No. 333-176957

Relating to

Preliminary Prospectus Supplement Dated November 19, 2012 to

Prospectus dated September 22, 2011

Pitney Bowes Inc.

5.25% Notes Due 2022

Issuer:	Pitney Bowes Inc.

Security:	5.25% Notes Due 2022

Size:	$100,000,000 aggregate principal amount (excluding the underwriters’ option to purchase up to $15,000,000 aggregate principal amount of additional notes)

Stated Maturity Date:	November 27, 2022

Coupon (Interest Rate):	5.25% per year

Interest Payment Dates:	27th of every February, May, August and November, commencing February 27, 2013 (record dates: 12th of every February, May, August and November)

Optional Redemption:	At any time on or after November 27, 2015, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date.

At any time before November 27, 2015 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date, plus a make-whole amount, if any, based on U.S. Treasury plus 0.55% (55 basis points)

Price to Public:	100% of principal amount

Trade Date:	November 19, 2012

Settlement Date:	November 27, 2012 (T+5)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:	RBC Capital Markets, LLC RBS Securities Inc.

Underwriters:	HSBC Securities (USA) Inc. BNY Mellon Capital Markets, LLC Janney Montgomery Scott LLC

CUSIP:	724479 407

Expected Listing:	The Issuer will apply to list the notes on the New York Stock Exchange. If approved for listing, trading is expected to commence within 30 days after the original issuance date of the notes.

Expected Ratings (Moody’s/S&P):	Baa2 (Stable)/BBB (Stable)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, or Investor Relations of the Issuer collect at (203) 351-6349.